353 N. CLARK STREET CHICAGO, IL 60654-3456

November 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention: Aamira Chaudhry and Abe Friedman

Re:	Albertsons Companies, Inc.
Form 10-K for Fiscal Year Ended February 24, 2024
Filed April 22, 2024
File No. 001-39350

Ladies and Gentlemen:

On behalf of Albertsons Companies, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 23, 2024 (the “Comment Letter”), relating to the Form 10-K for Fiscal Year Ended February 24, 2024 (the “Form 10-K”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form 10-K.  For your convenience, set forth below in bold and italic font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company.

The Company has asked us to convey the following as its responses to the Staff.

Form 10-K for Fiscal Year Ended February 24, 2024

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Measures, page 43

1.
We note your Adjusted net income measure adjusts for business transformation expenses. In the related footnote, you describe these costs as operational priorities and associated business transformation. Please tell us the nature of your business transformation costs and your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In particular, tell us how the excluded costs do not represent normal, recurring, cash operating expenses necessary to operate your business.

CENTURY CITY CHICAGO LONDON LOS ANGELES NEW YORK SAN FRANCISCO WASHINGTON, DC	JENNER.COM

Albertsons Companies, Inc.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company’s business transformation initiatives required the Company to engage internationally-recognized third-party consultants to provide discrete, expert services that the Company believes are not representative of the Company’s normal operating cost structure.  When evaluating these third-party consulting costs, the Company has considered how they relate to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment as further explained below.

Background on the Company’s Business Transformation

During fiscal year 2020, the year of the Company’s initial public offering (“IPO”), the Company embarked on a multi-year strategic plan to transform its business, which is currently referred to as its Customers for Life strategy. This Customers for Life strategy is centered within the Company’s strategic priorities of (1) differentiating its store experience, (2) continuous enhancement of its offerings, (3) deepening its digital connection and engagement with its customers and (4) modernizing its capabilities.  This multi-year transformation strategy is far-reaching, highly complex and requires the Company to challenge its historical operating model and capabilities on a scale not previously undertaken by the Company. The Company’s strategic priorities and transformation have been disclosed in its Annual Reports on Form 10-K, Proxy Statements for its annual meetings of stockholders and quarterly earnings releases.

In presenting the non-GAAP measures, the Company believes the business transformation adjustments are not misleading and the Company has primarily adjusted only for the nonrecurring, incremental, project-based third-party consulting costs related to the strategy development and activities in furtherance of such strategy. These costs represent specialized expert services received from two global management consulting firms that are leaders in strategy consulting. The Company considers these third-party consulting costs to be nonrecurring and incremental to its normal operations as the costs primarily represent costs for strategic conceptualization, plan development, execution planning, and project and change management activities – expertise not within the Company’s core competencies. The Company does not adjust for costs that it would consider to be necessary and a normal part of its operations and revenue generating activities, such as internal employee costs and other direct and indirect costs required to implement and operate the transformation initiative, which are more indicative of an ongoing cost of doing business. For example, the Company does not adjust for internal costs related to any related pilot programs, startup costs, or non-capitalizable operating expenses related to the design, development and implementation of any technology solutions as it believes these are necessary, normal and ongoing costs directly related to revenue generating and operating activities of the Company’s business.

Albertsons Companies, Inc.

Transformation Costs in Detail

As shown in the table below, the adjustments for the incremental third-party consulting costs represent 0.2%, 0.4%, and 0.3% of the Company’s selling and administrative expenses for fiscal years 2023, 2022, and 2021, respectively. The operational areas of these third-party consulting costs are primarily related to merchandising, supply chain modernization, productivity, and, to a lesser extent, technology-based commercial platforms and other costs summarized in the table below and which are further described following the table:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Merchandising	$28.6	$28.2	$30.8
Supply Chain Modernization	-	6.7	18.8
Productivity	14.1	43.4	-
Technology & Other	2.4	-	7.0
Total	$45.1	$78.3	$56.6

% Selling and administrative expenses	0.2%	0.4%	0.3%
% Operating income	2.2%	3.4%	2.3%
% Adjusted EBITDA	1.0%	1.7%	1.3%

Merchandising

The Company, together with the third-party consultants, have undertaken several discrete project-based initiatives to reimagine and build industry-distinct merchandising capabilities encompassing pricing and promotion programs, cost reduction, vendor negotiation and selection, category management, replenishment, and expansion and optimization of its private labels (Own Brands).

These initiatives included (1) establishing a new category management operating model and organization for the Company’s store network to better leverage its scale through nationally focused assortment teams and to develop a holistic approach to category development and innovation, (2) improving pricing strategy through aligning product value and quality to customer perception, (3) optimizing promotional investments by developing a roadmap to enhance spend effectiveness and to improve the Company’s overall pricing gap to market, (4) developing consistent category management and item rationalization to ensure dependable and predictable store replenishment to drive in-stock improvements across the Company’s store network, (5) identifying critical needs to modernize the Company’s technology and build out an overall roadmap and (6) reinventing its Own Brands merchandising and category strategy, including rationalization of category items and product innovation to modernize the Company’s product portfolio.

Albertsons Companies, Inc.

Supply Chain Modernization

The Company’s legacy supply chain operating model existed for over 20 years with limited investment and innovation.  The Company’s supply chain has largely been built through a series of acquisitions that resulted in fragmented processes and antiquated technology relative to modern practices.  The third-party consultants were engaged to develop an end-to-end supply chain strategy that would instill continuous improvement to drive increases to base productivity and adoption of best practices, optimize physical network capabilities, automate supply chain facilities and implement modernized technology, utilize data to drive decision-making, and build the talent model for the future.  The initial development of the supply chain modernization strategy and related technology roadmap was substantially completed by the end of fiscal year 2022, but implementation of key priorities, which continued through fiscal year 2023 and fiscal year 2024, is currently ongoing.  For example, over the last three fiscal years, the Company has implemented warehouse automation and robotic capabilities at certain distribution center locations with continuing rollout to other locations through fiscal year 2024.  Additionally, the Company has launched the implementation of a newly designed and developed enterprise resource planning (“ERP”) warehouse management system in fiscal year 2023 which continues across the distribution center network throughout fiscal year 2024. Finally, the Company is currently designing and developing a new ERP warehouse replenishment system that it expects to implement in fiscal year 2025.

Productivity

During fiscal year 2022, the Company launched a three-year $1.5 billion productivity (cost savings) program to offset future known labor and other inflationary increases.  Because of the historic and wide-ranging nature of the program, the Company engaged a third-party consultant to help the Company to develop a comprehensive plan to identify, realize and capture savings across three identified dimensions.  The dimensions were focused on the (1) way the Company operates, (2) Company’s structure and processes and (3) Company’s behaviors and capabilities. This productivity program encompassed business process reengineering, project oversight and program and change management.  The operational areas of the Company’s productivity program are entity-wide but focused primarily on driving operational excellence across the store network, embedding strategic sourcing capabilities across all its procurement functions, including capital purchasing, and making administrative support costs more efficient.  Store network productivity included driving labor efficiencies through applying lean methodologies across all aspects of labor planning and production. It also included a review of the corporate and division organizational structure to identify opportunities to develop a pipeline of automation, outsourcing and offshoring.

Albertsons Companies, Inc.

Technology & Other

In fiscal year 2021, the Company, with the help of the third-party consultants, developed strategies to launch a health platform and retail media collective business. The health platform is an innovative wellness platform available to the Company’s customers to support their health and nutrition needs by offering new health-related services such as nutritional programs for customers with specific dietary needs.  The Company’s retail media business, launched at the beginning of the first quarter of fiscal year 2022, is an advertising business built on top of the Company’s customer data and media inventory which provided a foundational business platform and required the Company to build a new business team.  The third-party consulting costs in fiscal year 2023 were related to the development of a strategy, vision and roadmap to build an operating model to offer such customer personalization capabilities.

Company’s Analysis of the Transformation Costs

The Company highlights that this ongoing transformation has resulted in an extraordinary shift in the Company’s enterprise-wide operating model.  Due to the nature, scope, complexity and magnitude of this transformation program, the Company was required to go beyond its core competencies in strategy development and planning along multiple operational fronts. Except for the expansion of certain components of the merchandising and productivity operational priorities, many of the discrete projects performed by the third-party consultants, as discussed above, were temporary in nature and have concluded, with several of the operational outputs continuing to be implemented through a focused and iterative program.

The Company concluded, based on Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, that the costs of the third-party consultants are temporary and incremental and do not represent normal, recurring operating expenses. Though the Company’s transformation is ongoing, and it continues to develop further strategies to elevate its operating model and drive its long-term growth, it does not expect these strategic third-party consulting costs to occur beyond its 2026 fiscal year.

In addition, the Company does not believe that excluding these third-party consulting costs is misleading for its non-GAAP measures given their relative significance to this multi-year transformation and their correspondingly small percentage in comparison to overall selling and administrative expenses.  In addition, it is the Company’s expectation that spending on strategic development and planning will be temporary in the near term while the actual execution and implementation will be ongoing and continue to occur over a multi-year timeframe.  The Company believes that excluding these costs in its non-GAAP financial measures is relevant to aid investor analysis and understanding of the Company’s results of operations and business trends over a longer-term time horizon.  The Company will continue to consider Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and will continue to only adjust for costs that the Company believes does not represent normal, recurring, cash operating expenses necessary to operate the business.

2.
In your calculation of "Adjusted net income per Class A common share - diluted" you adjust for the conversion of convertible preferred stock that would have been otherwise antidilutive, most notably for FY's 2022 and 2021. Your adjusted measure appears to have the effect of changing the antidilutive provisions of ASC 260-10-45. Please tell us how you concluded the noted adjustment does not represent an individually tailored accounting principle. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Albertsons Companies, Inc.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that substantially all of the Convertible Preferred Stock was converted by the end of the Company’s fiscal year ended February 25, 2023.  As a result, the diluted shares used to calculate GAAP EPS and Adjusted net income per Class A common share – diluted (the “Adjusted EPS”) converged and thus are substantially equivalent since the Company’s first quarterly period ended June 17, 2023. In response to the Staff’s comment, the Company submits the following information.

Background on Convertible Preferred Stock

Terms of Convertible Preferred Stock—Issuance, Dividends and Conversions Mechanics

On June 9, 2020, prior to the Company’s IPO, the Company issued an aggregate of 1,750,000 shares of convertible preferred stock.  The issuance consisted of 1,410,000 shares of 6.75% Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), and 340,000 shares of 6.75% Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock” and together with the Series A-1 Preferred Stock, “Convertible Preferred Stock”).  The Convertible Preferred Stock could be converted, at the holder’s election, into shares of Common Stock (with respect to the Series A Preferred Stock) and Class A-1 Common Stock (with respect to the Series A-1 Preferred Stock) at a ratio of 58.064 shares of Common Stock or Class A-1 Common Stock (collectively with the Common Stock, “Common Equity”) per share of Convertible Preferred Stock, reflecting a conversion price of $17.22 per share. In addition to the optional conversion rights referred to in the preceding sentence, pursuant to the Section 10 of the Respective Certificate of Designations for the Convertible Preferred Stock, commencing at any time after June 30, 2023, the Company could force the conversion of the shares of Convertible Preferred Stock into shares of Common Stock or Class A-1 Common Stock.  To force conversion of Convertible Preferred Stock into Common Stock or Class A-1 Common Stock, the trading price of Common Stock would have to exceed $20.50 for 20 out of 30 consecutive trading days (allowing the Company to convert up to 1/3 of the outstanding Convertible Preferred Stock once per 12-month period) or exceed $23.42 for 20 out of 30 consecutive trading days (allowing the Company to convert all outstanding Convertible Preferred Stock).

The holders of the Convertible Preferred Stock were entitled to a quarterly dividend at a rate per annum of 6.75% of the liquidation preference per share of the Convertible Preferred Stock. In addition, the holders of the Convertible Preferred Stock participated in cash dividends that the Company paid on its Common Equity to the extent that such cash dividends exceeded $206.25 million per fiscal year. The Company paid cash dividends to holders of the Convertible Preferred Stock of $0.8 million during fiscal year 2023, $65.3 million during fiscal year 2022, (excluding the Special Dividend of $252.2 million declared on October 13, 2022 and paid to holders of the Convertible Preferred Stock on January 20, 2023), and $114.6 million during fiscal year 2021.

Albertsons Companies, Inc.

Company’s Presentation and Analysis of Convertible Preferred Stock on a GAAP and Non-GAAP Basis

Prior to the Company’s IPO, the Company determined the Convertible Preferred Stock was a participating security and applied the two-class method pursuant to ASC 260-10-45-60B.  Accordingly, all earnings (distributed and undistributed) were allocated to Common Stock and the Convertible Preferred Stock based on their respective rights to receive dividends. Therefore, GAAP net income available to holders of Common Stock was reduced by the dividends and earnings allocated to Convertible Preferred Stock.

In evaluating diluted EPS, the Company then determined if the conversion of the Convertible Preferred Stock would be dilutive in accordance with ASC 260-10-45-18.  For the full fiscal years ended February 25, 2023 and February 26, 2022, the conversion of Convertible Preferred Stock was in the aggregate antidilutive.  However, for each quarterly period within those fiscal years, except the quarter ended December 3, 2022, the conversion of the Convertible Preferred Stock was actually dilutive largely due to the fact that the earnings of each quarterly period were considered a discrete and independent period in determining the amount of undistributed earnings to allocate.  As a result, the sum of quarterly GAAP EPS was significantly different than the fiscal year GAAP EPS calculated on full year-to-date earnings. This phenomenon did not exist for Adjusted EPS as the sum of the quarterly Adjusted EPS was equal to the full year-to-date Adjusted EPS, considering rounding.

The Company notes that the conversion of the Convertible Preferred Stock was antidilutive for the quarter ended December 3, 2022 as a result of the Special Dividend of $3,921.3 million. which was declared on October 13, 2022 and paid on January 20, 2023. In calculating the two-class method for the third quarter ended December 3, 2022, the application of the Special Dividend resulted in a disproportionate allocation of earnings to the holders of Convertible Preferred Stock because the Company had to first allocate all of the $252.2 million Special Dividend paid to the Convertible Preferred Stockholders (the remaining $3,669.1 of the Special Dividend was paid to Common Stockholders) to the third quarter’s earnings of $375.5 million.  Given this disproportionate allocation, and because the Special Dividend was nonrecurring and unusual, the Company provided for an adjustment—as absent the Special Dividend the conversion of the Convertible Preferred Stock would have been dilutive to EPS.

In advance of the Company’s IPO, the Company considered potential presentation methods for calculating Adjusted EPS to reflect the terms of the Convertible Preferred Stock.  The Company consulted with investment bankers and equity analysts to determine a presentation method that would be easily understandable to the investment community and promote comparability from period to period.  Based on the feedback and analysis, the Company determined that using the two-class method for Adjusted EPS would have been overly complex for  investors, analysts and the public, as each period would require an allocation of Adjusted net income to holders of Convertible Preferred Stock based on the dividends or earnings allocated to the Convertible Preferred Stock.  The Company believed that users of its financial statements also would find it difficult to correlate movements in its Adjusted EBITDA or Adjusted net income measures with movements in its Adjusted EPS when the two-class method was applied.  Consequently, to facilitate its presentation of underlying performance and create a correlating Adjusted EPS, the Company selected and disclosed a measure that adjusted for the hypothetical noncash allocation of undistributed earnings which then resulted in the Convertible Preferred Stock being dilutive on a fully converted basis during each period.  The Company considered this supplemental measure of performance to be reflective of its future underlying earnings potential given its expectation that the Convertible Preferred Stock would eventually fully convert. In addition, the Company’s investment bankers presented a comparable transaction that treated preferred stock in a similar fashion as the Convertible Preferred Stock.

Albertsons Companies, Inc.

Underlying this analysis was the Company’s belief that the Convertible Preferred Stock would be converted in advance of the Company’s mandatory conversion right described above.  The Company’s IPO price was $16.00 per share and the Company’s Common Stock traded above the $17.22 issuance price for 77% of the trading days following the IPO in which any shares of Convertible Preferred Stock were outstanding.  In addition, there were 305 consecutive trading days up through the ex-dividend date of the Special Dividend on October 24, 2022 that the Common Stock traded above the $23.42 full conversion price.

Prompt Conversion of Preferred Stock Follows Company’s Expectations

Following the issuance of the Convertible Preferred Stock, and reflecting the earlier belief of the Company, certain holders of Convertible Preferred Stock quickly converted their shares when allowed and then other holders of Convertible Preferred Stock gradually converted their shares of Convertible Preferred Stock into Common Equity.  Starting December 8, 2021, the Company regularly received conversion notices from holders of Convertible Preferred Stock and the Company issued Common Equity to such holders.  Prior to December 8, 2021, the holders of Convertible Preferred Stock were restricted from selling any shares of Common Stock or Class A-1 Common Stock pursuant to Section 5.17 of that certain Investment Agreement, dated as of June 9, 2020, by and among the Company and the Investors party thereto. The Company disclosed the conversion of the Convertible Preferred Stock in accordance with the requirements of the Exchange Act.  Approximately 97% of the outstanding shares of Convertible Preferred Stock were converted into Common Equity by the end of the fiscal year ended February 25, 2023, with only 50,000 shares of Convertible Preferred Stock outstanding (representing approximately 2,900,000 shares of Common Stock, or less than 0.5% of the total number of shares of Common Stock outstanding).  The remaining shares of Convertible Preferred Stock were converted into Common Stock in the quarter ended June 17, 2023.  No further shares of Convertible Preferred Stock have been issued.

Analysis of Convertible Preferred Stock

As discussed above, the Company’s Adjusted EPS presents a measure that is representative of its underlying financial results going back to the IPO without a hypothetical noncash allocation of undistributed earnings to the Convertible Preferred Stock for each reporting period.  Since the quarter ended June 17, 2023, the Company’s current Adjusted EPS is more comparable to the Company’s historical Adjusted EPS, in which the Company adjusted for the two-class method for comparability and useability purposes.

Albertsons Companies, Inc.

The Company does not believe that its calculation of Adjusted EPS represented an individually tailored accounting principle under Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations as updated on December 13, 2022.  Since the IPO, the Company’s Adjusted EPS has reflected, and will reflect, a consistent application of the Company’s period-to-period EPS given the features and impact of the Convertible Preferred Stock.  This consistent application of the approach excluded the impacts of allocations that were noncash (i.e., the hypothetical allocation of undistributed earnings or dividends allocated to the Convertible Preferred Stock) or nonrecurring and of an unusual nature (i.e., the Special Dividend).  The Company believes that the Convertible Preferred Stock treatment is significantly different than the examples cited in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, where the examples reference the substitution of alternative accounting treatments in connection with core operations and baseline income statement items.

The Company believes disclosure of this measure was appropriate and not misleading under Rule 100(b) of Regulation G as it did not attempt to reflect a change or modification in its capital structure but rather excluded noncash or nonrecurring adjustments to net income attributable to common stockholders in order for an investor to understand the Company’s underlying financial performance. Excluding the noncash or nonrecurring allocations of earnings has the result of the assumed conversion of the Convertible Preferred Stock being dilutive.  Therefore, the Company believes it does not change the antidilutive provisions of ASC 260-10-45 in determining the potential common shares outstanding.

While the Company believes that its presentation of Adjusted EPS is and was appropriate and not misleading, the Company reiterates that the Convertible Preferred Stock was substantially converted during the fiscal year ended February 25, 2023.  Accordingly, the diluted shares outstanding used to calculate GAAP diluted EPS and Adjusted EPS converged and thus have been substantially equivalent throughout the Company’s most recent fiscal year ended February 24, 2024—and the Company expects this to be the case for the fiscal year ending February 22, 2025.  As a result, the Company believes that investors, analysts and other users of its financial statements will place minor importance, if any, on any historical, hypothetical allocation of earnings to the Convertible Preferred Stock when evaluating the future performance of the Company.

3.	Please revise to reconcile Adjusted EBITDA to the most comparable GAAP measure. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for further guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will modify its future presentation, beginning with the quarter ending November 30, 2024, to include a continuous reconciliation of Net income, the most comparable GAAP measure, to Adjusted net income and Adjusted EBITDA. The Company believes this one continuous reconciliation is useful to readers and investors as it (1) clearly identifies the differences between Net income and the two non-GAAP measures and (2) illustrates the differences between the two non-GAAP measures together in one concise reconciliation without duplication of certain of the same adjustments to each of the non-GAAP measures. The following is an example of the proposed disclosure for illustrative purposes, with applicable explanatory footnotes to be added to supplement the disclosure:

Albertsons Companies, Inc.

Reconciliation of Non-GAAP Measures

The following table reconciles Net income to Adjusted net income and Adjusted EBITDA (in millions):

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Net Income	$1,296.0	$1,513.5	$1,619.6
Adjustments:
Gain on interest rate swaps and energy hedges, net	(3.2)	(8.4)	(22.8)
Business transformation	45.1	78.3	56.6
Equity-based compensation expense	104.5	138.3	101.2
Loss (gain) on property dispositions and impairment losses, net	43.9	(147.5)	(15.0)
LIFO expense	52.0	268.0	115.2
Government-mandated incremental COVID-19 pandemic related pay	-	10.8	57.9
Merger-related costs	180.6	56.5	-
Certain legal and regulatory accruals and settlements, net	(6.7)	100.7	(31.0)
Amortization of debt discount and deferred financing costs	15.5	16.8	23.2
Loss on debt extinguishment	-	-	3.7
Amortization of intangible assets resulting from acquisitions	48.6	50.9	48.5
Combined Plan	-	(19.0)	(106.3)
Miscellaneous adjustments	41.4	52.1	(23.8)
Tax impact of adjustments to Adjusted net income	(124.0)	(145.9)	(46.0)
Adjusted net income	$1,693.7	$1,965.1	$1,781.0
Tax impact of adjustments to Adjusted net income	124.0	145.9	46.0
Income tax expense	293.0	422.0	479.9
Amortization of debt discount and deferred financing costs	(15.5)	(16.8)	(23.2)
Interest expense, net	492.1	404.6	481.9
Amortization of intangible assets resulting from acquisitions	(48.6)	(50.9)	(48.5)
Depreciation and amortization	1,779.0	1,807.1	1,681.3
Adjusted EBITDA	$4,317.7	$4,677.0	$4,398.4

Albertsons Companies, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at amay@jenner.com or (312) 840-8659.

Sincerely,

/s/ Alexander May

Alexander May

cc:
Sharon McCollam, Albertsons Companies, Inc.
Robert Larson, Albertsons Companies, Inc.
Bipasha Mukherjee, Albertsons Companies, Inc.
Kevin Collins, Jenner & Block LLP